Issuer Free Writing Prospectus dated January 25, 2021

Relating to the Preliminary Prospectus dated January 21, 2021

Filed pursuant to Rule 433

Registration No. 333-249554

SOUTHEASTERN GROCERS, INC.

This free writing prospectus relates to the initial public offering of common stock of Southeastern Grocers, Inc. and updates and supplements the preliminary prospectus dated January 21, 2021 (the “Initial Preliminary Prospectus”) that was included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-249554) relating to this offering of our common stock. On January 25, 2021, Southeastern Grocers, Inc. filed Amendment No. 5 to the Registration Statement on Form S-1 relating to this offering of our common stock, which Amendment No. 5 includes an update to the Initial Preliminary Prospectus, which we refer to as the “Updated Preliminary Prospectus.” Amendment No. 5, including the Updated Preliminary Prospectus, may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1587205/000104746921000186/0001047469-21-000186-index.htm

The Updated Preliminary Prospectus reflects (i) certain updates to the Recent Developments, (ii) certain updates to the Principal and Selling Stockholders section and (iii) certain updates to the Certain Relationships and Related Party Transactions section. This free writing prospectus provides an overview of such changes but should be read together with the Updated Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 25 of the Updated Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Updated Preliminary Prospectus

Recent Developments

Preliminary Results and Operating Data as of and for the year ended December 30, 2020

The last fiscal year consisted of the 53-week period ended December 30, 2020. Our audited consolidated financial results as of and for the year ended December 30, 2020 are not yet available. Below we have presented preliminary data and estimated ranges of certain of our financial results for the year ended December 30, 2020, which are based solely on preliminary information currently available to management. We have provided ranges, rather than specific amounts, for the preliminary estimates for the unaudited financial data described below primarily because our financial closing procedures for the year ended December 30, 2020 are not yet complete and, as a result, our final results upon completion of our closing procedures may vary from the preliminary estimates. The preliminary estimated ranges of certain of our financial results set forth below have been prepared by, and are the responsibility of, management and are based on a number of assumptions. Neither the Company’s independent auditors, nor any other independent accountants, have audited, compiled, examined, or performed any procedures with respect to the preliminary financial information, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the preliminary financial information. Our actual results may differ from these estimates due to the completion of our final closing procedures, final adjustments and other developments that may arise between now and the time our financial results for the year ended December 30, 2020 are finalized. You should not place undue reliance on these preliminary estimates. In addition, these preliminary estimated financial results set forth below are not necessarily indicative of the results we may achieve in any future periods. This information should be read in conjunction with our consolidated financial statements and the related notes. See “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Cautionary Note Regarding Forward-Looking Statements” for additional information regarding factors that could result in differences between the preliminary estimated ranges of certain of our financial results that are presented below and the actual financial results we will report.

The following includes certain preliminary estimates as of and for the year ended December 30, 2020:

•	As of December 30, 2020, we operated 523 stores across Florida, South Carolina, Georgia, Alabama, Louisiana, North Carolina and Mississippi and, after giving effect to Planned Dispositions, we will operate 423 stores.

•	Net sales comparisons were measured on a 53 week basis in 2020 and a 52 week basis in 2019. Net sales are expected to be approximately $9.6 billion for the year ended December 30, 2020, as compared to $8.3 billion for the year ended December 25, 2019. Net Sales Adjusted for the Planned Dispositions are expected to be approximately $8.0 billion for the year ended December 30, 2020, as compared to $6.7 billion for the year ended December 25, 2019. The increase in net sales is primarily due to the increase in comparable sales driven by the demand for products due to the COVID-19 pandemic and the additional week of sales in fiscal 2020.

•	Cost of sales comparisons were measured on a 53 week basis in 2020 and a 52 week basis in 2019. Cost of sales are expected to be approximately $7.0 billion for the year ended December 30, 2020, as compared to $6.1 billion for the year ended December 25, 2019. Gross profit is expected to be approximately $2.6 billion or 27.3% of net sales for the year ended December 30, 2020, as compared to $2.2 billion or 26.1% of net sales for the year ended December 25, 2019. The increase in gross profit was driven by the additional sales leverage, including shrink benefits, from the COVID-19 pandemic and a lower promotional environment.

•	Comparable store sales, measured on a 52 week basis, are expected to be $9.1 billion for the year ended December 30, 2020, as compared to $7.8 billion for the year ended December 25, 2019. The increase of 16.3% for the year ended December 30, 2020 is primarily due to the increase in demand for products due to the COVID-19 pandemic, partially offset by the sales impact of the pharmacy closures which occurred in the later part of the second quarter of 2020. After giving effect to the Planned Dispositions, comparable store sales for the year ended December 30, 2020 are expected to be 17.6%. The increase in comparable store sales is primarily due to the increase in demand for products due to the COVID-19 pandemic. For the quarter ended December 30, 2020 comparable store sales are expected to increase 11.4% or 12.5% when adjusted for being closed on Thanksgiving Day in fiscal 2020 compared to being open on Thanksgiving Day in fiscal 2019. After giving effect to the Planned Dispositions, comparable store sales are expected to increase 13.5% or 14.7% when adjusted for being closed on Thanksgiving Day in fiscal 2020 compared to being open on Thanksgiving Day in fiscal 2019.

•	Net income is expected to be between $343.5 million and $411.5 million for the year ended December 30, 2020, as compared to a net loss of $116.2 million for the year ended December 25, 2019. The increase in net income is primarily related to the 16.3% increase in comparable store sales and improved sales leverage experienced in gross margin and operating general and administrative expenses, an income tax benefit related to the estimated release of the valuation allowance on certain deferred tax assets, a decrease in depreciation and amortization expense, an increase in gain on sale of assets related primarily to the sale of pharmacy prescription files during the second quarter, a decrease in interest expense as a result of reduced debt balances as well as lower variable interest rates, partially offset by an increase in impairment expense primarily related to tradename impairment and loss on extinguishment of debt related to the Refinancing Transactions in the fourth quarter.

•	Adjusted EBITDA is expected to be between $580 million and $595 million for the year ended December 30, 2020, as compared to $292.5 million for the year ended December 25, 2019. The increase in Adjusted EBITDA is primarily due to the increase in comparable store sales and improved sales leverage experienced in gross margin and operating, general and administrative expenses.

•	As of December 30, 2020, we expect to have $33.4 million of cash and cash equivalents and $384.5 million of Total Debt for Total Net Debt of $351.1 million and Net Debt Leverage of 0.6x. Total Net Debt does not include estimated remaining net cash proceeds of $70 million from the Planned Dispositions that we anticipate receiving subsequent to fiscal 2020 and an anticipated reduction in finance lease obligations of approximately $10.3 million upon the consummation of the Planned Dispositions.

•	Capital expenditures for the year ended December 30, 2020 is expected to be between $155 million and $165 million, compared to $164.7 million for the year ended December 25, 2019.

•	We expect to make deferred payroll tax payments related to the employer-paid portion of social security taxes provided under the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) of $46.7 million in 2021 and 2022.

•	In connection with and conditioned upon consummation of this offering, we intend to declare and pay a special cash dividend of approximately $1.386 per share of common stock outstanding prior to this offering, or approximately $60.1 million in the aggregate and we expect to pay approximately $11.1 million at the midpoint of the filing price range in connection with the expected cash exercise of the warrant held by Lone Star.

The following table reconciles estimated Adjusted EBITDA to net income (loss) and Net Sales Adjusted for the Planned Dispositions to net sales, their most directly comparable GAAP financial performance measures, respectively.

	Estimated Year Ended December 30, 2020		Year Ended December 25, 2019
	Low	High	Actual

	(in thousands)
Net income (loss)	$343,500	$411,500	$(116,240)
Depreciation and amortization expense(a)	174,000	171,000	238,403
Interest expense	55,700	55,200	82,339
Income tax benefit(b)	(110,000)	(135,000)	(995)
EBITDA	463,200	502,700	203,507
Adjustments to reconcile EBITDA to Adjusted EBITDA:
(Gain) loss on sale or disposition of assets(c)	(4,575)	(9,325)	7,681
Expenses associated with the closing or disposition of stores(d)	6,350	4,850	20,324
Impairment expense(e)	47,675	40,175	21,188
Franchise taxes	500	400	488
Expenses in connection with the Reorganization, business optimization, and other strategic initiatives(f)	24,000	20,000	25,631
Loss on extinguishment of debt(g)	19,500	16,500
Incremental costs attributable to opening, remodeling or converting a store(h)	15,900	13,500	12,710
Loss (gain) from natural disasters, net of insurance recoveries(i)	600	100	(4,889)
Share-based compensation expense(j)	6,200	5,600	5,272
Board of directors fees	650	500	541
Adjusted EBITDA	$580,000	$595,000	$292,453
Net sales	$9,642,500	$9,647,500	$8,277,374
Planned Dispositions stores net sales	1,607,500	1,608,500	1,501,718
Closed stores	3,300	3,320	108,276
Net Sales Adjusted for the Planned Dispositions	$8,031,700	$8,035,680	$6,667,380

(a)	Includes depreciation and amortization on property and equipment, intangible assets, and favorable/unfavorable leases.

(b)	As of December 30, 2020, we expect to recognize an income tax benefit between $110 million and $135 million primarily related to the estimated release of valuation allowance of certain deferred tax assets. As a result of our expected 2020 results and management’s expectation of future profitability we have concluded that it is more-likely-than-not that substantially all of our deferred tax assets will be utilized.

(c)	Reflects the loss or gain resulting from the difference between proceeds received and carrying value of assets sold or carrying value of assets disposed or retired.

(d)	Includes costs related to store closures including non-cash lease related adjustments and lease-related costs for closed stores. Also, includes non-recurring severance and other disposal costs for store closures.

(e)	Includes non-cash impairment expenses related to long-lived assets as well as indefinite-lived intangibles such as tradenames.

(f)	Includes costs related to (1) the prepackaged plan of reorganization, the Reorganization and any related transactions, (2) costs in connection with strategic initiatives and business optimization expense, primarily consisting of professional and consulting fees related to a review of our pricing and promotional strategy, cost savings initiatives, as well as activities relating to the Planned Dispositions and public company preparation costs, (3) costs in connection with equity issuances (including this offering), and (4) costs related to warehouse closures and other distribution network transition costs.

(g)	Reflects the loss on extinguishment of debt resulting from the Term Loan repayment and termination, the FILO repayment and termination, and the reduction in commitment on the Revolving Credit Facility.

(h)	Includes but is not limited to incremental advertising and payroll costs related to opening, remodeling or converting a store.

(i)	Represents the non-recurring loss or gain resulting from the difference between insurance proceeds received and carrying value of assets disposed or costs incurred related to natural disasters.

(j)	Represents non-cash compensation expense related to share-based awards.

The following table shows how we calculate Total Debt, Total Net Debt and Net Debt Leverage:

	Estimated As of December 30, 2020		As of December 25, 2019

	(in thousands, other than Net Debt Leverage)
Long-term debt (including current portion)	$317,944		$768,521
Unamortized debt issuance costs	7,056		10,865
Unamortized debt discount, net	0		15,239
Finance lease obligations (including current portion)	59,517	(a)	56,180
Total Debt	$384,517		$850,805
Cash and cash equivalents	33,436		70,299
Total Net Debt	$351,081		$780,506
Net Debt Leverage(b)	0.6	x	2.7	x

(a)	Includes $10,324 in liabilities held-for sale as of December 30, 2020.

(b)	Net Debt Leverage is Total Net Debt divided by Adjusted EBITDA.

Stock Split

Our board of directors and our stockholders have approved a 4.329-for-1 forward stock split of our common stock, which was effected on January 25, 2021.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows information regarding the beneficial ownership of our common stock as of January 25, 2021, (i) immediately prior to the consummation of this offering and (ii) as adjusted to give effect to this offering by:

•	the selling stockholders;

•	each person or group who is known by us to own beneficially more than 5% of our common stock;

•	each member of our board of directors and each of our named executive officers; and

•	all members of our board of directors and our executive officers as a group.

For further information regarding material transactions between us and our selling stockholders, see “Certain Relationships and Related Party Transactions.”

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 43,368,294 shares of common stock outstanding as of January 25, 2021. Shares of common stock issuable upon vesting of restricted stock units within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is 8928 Prominence Parkway #200, Jacksonville, Florida 32256.

	Shares of common stock beneficially owned before this offering		Number of	Shares of common stock beneficially owned after this offering (assuming no exercise of the option to purchase additional shares)		Number of shares being offered	Shares of common stock beneficially owned after this offering (assuming full exercise of the option to purchase additional shares)
Name and address of beneficial owner	Number of shares	Percentage of shares	shares being offered	Number of shares	Percentage of shares	pursuant to Underwriters’ option	Number of shares	Percentage of shares
5% and Selling Stockholders:
Funds affiliated with Fidelity Investments(1)	9,117,328	21.0%	53,506	9,063,822	20.9%	8,025	9,055,797	20.9%
Funds affiliated with Osterweis Capital Management(2)	7,967,870	18.4%	2,252,781	5,715,089	13.2%	337,916	5,377,173	12.4%
Funds affiliated with Millstreet Capital Management LLC(3)	6,197,370	14.3%	—	6,197,370	14.3%	—	6,197,370	14.3%
LSF7 Bond Holdings, Ltd.(4)	5,013,895	11.6%	4,348,670	665,225	1.5%	652,308	12,917	*
Funds affiliated with AllianceBernstein L.P.(5)	4,093,930	9.4%	1,357,092	2,736,838	6.3%	203,560	2,533,278	5.8%
Deutsche Bank AG(6)	4,004,325	9.2%	375,463	3,628,862	8.4%	56,319	3,572,543	8.2%
Amzak Capital(7)	3,146,953	7.3%	—	3,146,953	7.3%	—	3,146,953	7.3%
Funds affiliated with First Eagle Investment Management(8)	1,181,769	2.7%	512,488	669,281	1.5%	76,872	592,409	1.4%
Named executive officers and directors:
Anthony Hucker(9)	147,727	*	—	147,727	*	—	147,727	*
Brian Carney(10)	85,220	*	—	85,220	*	—	85,220	*
Elizabeth C. Thompson(11)	28,402	*	—	28,402	*	—	28,402	*
Eduardo Garcia(12)	28,402	*	—	28,402	*	—	28,402	*
Andrew P. Nadin(13)	20,285	*	—	20,285	*	—	20,285	*
Anthony Abate(14)	20,926	*	—	20,926	*	—	20,926	*
Shannon Campagna	—	—	—	—	—	—	—	—
Neal Goldman(15)	16,519	*	—	16,519	*	—	16,519	*
Mark Gross(16)	—	—	—	—	—	—	—	—
Jodi Kahn	—	—	—	—	—	—	—	—
All directors, director nominees and executive officers as a group (12 persons)(17)	382,380	*	—	382,380	*	—	382,380	*

*	Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)	Represents (i) 1,048,276 shares of common stock held by Master Trust Bank of Japan Ltd. Re: Fidelity US High Yield Fund; (ii) 81,108 shares of common stock held by Fidelity Institutional U.S. High Yield Fund—Series 1 BY; (iii) 641,147 shares of common stock held by Fidelity Funds SICAV / Fidelity Funds—US High Yield; (iv) 45,701 shares of common stock held by Japan Trustee Services Bank, Ltd. Re: Fidelity Strategic Income Fund (Mother); (v) 15,991 shares of common stock held by Japan Trustee Services Bank, Ltd. Fidelity High Yield Bond Open Mother Fund; (vi) 195,372 shares of common stock held by Pension Reserves Investment Trust (PRIT) Fund High Yield Portfolio; (vii) 584,047 shares of common stock held by Fidelity Advisor Series II: Fidelity Advisor Strategic Income Fund; (viii) 2,420,136 shares of common stock held by Fidelity Summer Street Trust: Fidelity High Income Fund; (ix) 1,888,443 shares of common stock held by Fidelity Summer Street Trust: Fidelity Series High Income Fund; (x) 793,345 shares of common stock held by Fidelity Summer Street Trust: Fidelity Capital & Income Fund; (xi) 687,398 shares of common stock held by Fidelity Central Investment Portfolios LLC: Fidelity High Income Central Fund; (xii) 250,623 shares of common stock held by Fidelity Advisor Series I: Fidelity Advisor High Income Advantage Fund; (xiii) 7,745 shares of common stock held by Fidelity Summer Street Trust: Fidelity Global High Income Fund; (xiv) 342,896 shares of common stock held by Fidelity American High Yield Fund; (xv) 74,273 shares of common stock held by Fidelity Canadian Balanced Fund; and (xvi) 40,827 shares of common stock held by Variable Insurance Products Fund V: VIP Strategic Income Portfolio. In connection with this offering, (i) Japan Trustee Services Bank, Ltd. Re: Fidelity Strategic Income Fund (Mother) will sell 39,637 shares of common stock, or 45,582 shares of common stock if the underwriters exercise their option to purchase additional shares in full; and (ii) Japan Trustee Services Bank, Ltd. Fidelity High Yield Bond Open Mother Fund will sell 13,869 shares of common stock, or 15,949 shares of common stock if the if the underwriters exercise their option to purchase additional shares in full.

These accounts are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company LLC (“FMR Co LLC”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The principal business address of FMR LLC is 245 Summer Street, V13H, Boston, MA 02110.

(2)	Represents (i) 7,949,377 shares of common stock held by the Osterweis Strategic Income Fund; and (ii) 18,493 shares of common stock held by the Osterweis Strategic Investment Fund. In connection with this offering, (i) Osterweis Strategic Income Fund will sell 2,247,555 shares of common stock, or 2,584,688 shares of common stock if the underwriters exercise their option to purchase additional shares in full; and (ii) Osterweis Strategic Investment Fund will sell 5,226 shares of common stock, or 6,009 shares of common stock if the if the underwriters exercise their option to purchase additional shares in full. Carl Kaufman, the lead Portfolio Manager and Managing Director of Fixed Income of the investment manager, has voting or investment power over the securities reported herein that are held by the applicable Osterweis investor. Mr. Kaufman disclaims beneficial ownership in the common stock reported herein except to the extent of his pecuniary interest therein. The principal business address of the forgoing persons is c/o Osterweis Capital Management, 1 Maritime Plaza, Suite 800, San Francisco, CA 94111.

(3)	Millstreet Capital Management LLC (“Millstreet Capital”) is a Delaware limited liability company formed on March 16, 2010. Mr. Craig Kelleher and Mr. Brian Connolly are co-chief investment officers of Millstreet Capital and share voting and investment power over the shares. Millstreet Capital serves as the Investment Manager to Millstreet Credit Fund LP, which is a Delaware limited partnership, and Millstreet Credit Offshore Fund Ltd., which is an offshore feeder fund incorporated as a Cayman Islands exempted company. Millstreet Capital also serves as investment manager to separately managed accounts, some of which are portfolios sub-advised by Millstreet within private funds. The principal business address of the foregoing persons is 545 Boylston St 8th Floor, Boston, MA 02116.

(4)	LSF7 Bond Holdings, Ltd. is controlled by its sole common shareholder, Lone Star Fund VII (U.S.), L.P., a Delaware limited partnership, which is controlled by its general partner, Lone Star Partners VII, L.P., a Bermuda exempted limited partnership, which is controlled by its general partner Lone Star Management Co. VII, Ltd., a Bermuda exempted limited company, which is controlled by its sole owner (shareholder) John P. Grayken. The principal business address for such persons is 2711 North Haskell Avenue, Suite 1700, Dallas, Texas 75204.

(5)	Represents (i) 1,095,189 shares of common stock held by AB High Income Fund, Inc.; (ii) 74,671 shares of common stock beneficially held by AB Bond Fund, Inc., (iii) 8,714 shares of common stock held by AB All Market Total Return Portfolio; (iv) 164,866 shares of common stock held by AllianceBernstein Global High Income Fund, Inc.; (v) 8,926 shares of common stock beneficially held by The Nomura Trust and Banking Co., Ltd. (vi) 4,736 shares of common stock held by AB SICAV I—All Market Income Portfolio; (vii) 2,612,162 shares of common stock held by AB FCP I—Global High Yield Portfolio; (viii) 14,944 shares of common stock held by AB SICAV I—US High Yield Portfolio; (ix) 67,346 shares of common stock held by Teachers’ Retirement System of Louisiana; and (x) 42,376 shares of common stock held by AB Collective Investment Trust Series—AB US High Yield Collective Trust. In connection with this offering, (i) AB High Income Fund, Inc. will sell 544,535 shares of common stock, or 626,215 shares of common stock if the underwriters exercise their option to purchase additional shares in full; (ii) AB Bond Fund, Inc. will sell 198 shares of common stock, or 227 shares of common stock if the if the underwriters exercise their option to purchase additional shares in full; (iii) AB All Market Total Return Portfolio will sell 871 shares of common stock, or 1,001 shares of common stock if the if the underwriters exercise their option to purchase additional shares in full; (iv) AllianceBernstein Global High Income Fund, Inc. will sell 67,012 shares of common stock, or 77,063 shares of common stock if the underwriters exercise their option to purchase additional shares in full; (v) AB FCP I—Global High Yield Portfolio will sell 719,629 shares of common stock, or 827,573 shares of common stock if the if the underwriters exercise their option to purchase additional shares in full; (vi) AB SICAV I—US High Yield Portfolio will sell 2,714 shares of common stock, or 3,121 shares of common stock if the if the underwriters exercise their option to purchase additional shares in full; (vii) Teachers’ Retirement System of Louisiana will sell 14,455 shares of common stock, or 16,623 shares of common stock if the if the underwriters exercise their option to purchase additional shares in full; and (viii) AB Collective Investment Trust Series—AB US High Yield Collective Trust will sell 7,678 shares of common stock, or 8,829 shares of common stock if the if the underwriters exercise their option to purchase additional shares in full.

AllianceBernstein L.P. serves as the investment manager for each of the entities identified in this paragraph. Neil Ruffell, in his position as Head of Portfolio Administration of AllianceBernstein L.P., may be deemed to have voting and investment power with respect to the common stock owned by the accounts identified in this footnote. The address for the foregoing persons is 1345 Avenue of the Americas, New York, NY 10105.

(6)	Each of Elliott Horner and Shawn Faurot is a Managing Director of Deutsche Bank Securities Inc. The shares held by Deutsche Bank Securities Inc. were acquired in the ordinary course of its business and not for the purpose of resale or distribution in violation of the Securities Act of 1933, as amended, or other applicable securities laws. Each of Elliott Horner and Shawn Faurot disclaims beneficial ownership of these shares. The principal business address for the foregoing persons is 60 Wall Street, New York, NY 10005.

(7)	Mr. Michael D. Kazma has voting and investment power with respect to the shares held by Amzak Capital Management, LLC. The address of Amzak Capital Management LLC is 980 North Federal Highway, Suite 315, Boca Raton, FL 33432.

(8)	Represents (i) 81,632 shares of common stock held by Pension Plans Master Trust for Alcoa USA Corp.; (ii) 1,002,367 shares of common stock held by First Eagle High Income Fund; and (iii) 97,770 shares of common stock held by First Eagle High Yield Fund, LP. In connection with this offering, (i) Pension Plans Master Trust for Alcoa USA Corp. will sell 35,398 shares of common stock, or 40,707 shares of common stock if the underwriters exercise their option to purchase additional shares in full; (ii) First Eagle High Income Fund will sell 434,689 shares of common stock, or 499,892 shares of common stock if the if the underwriters exercise their option to purchase additional shares in full; and (iii) First Eagle High Yield Fund, LP will sell 42,401 shares of common stock, or 48,761 shares of common stock if the if the underwriters exercise their option to purchase additional shares in full. First Eagle Investment Management, LLC (“FEIM”) serves as the investment adviser and manager for each of the entities identified in this footnote. FEIM’s portfolio managers, Sean M. Slein and Edward B. Meigs are authorized to exercise voting and investment power with respect to the shares. The principal business address for the foregoing persons is 1345 Avenue of the Americas, New York, New York 10105.

(9)	Reflects 147,727 restricted stock units that may be settled with shares of common stock within 60 days of the date of this prospectus if Mr. Hucker’s employment is terminated for any reason, including upon Mr. Hucker’s resignation without good reason. Does not include 1,198,591 additional restricted stock units that will not settle within 60 days of the date of this prospectus, including if Mr. Hucker’s employment is terminated for any reason.

(10)	Reflects 85,220 restricted stock units that may be settled with shares of common stock within 60 days of the date of this prospectus if Mr. Carney’s employment is terminated for any reason, including upon Mr. Carney’s resignation without good reason. Does not include 693,999 additional restricted stock units that will not settle within 60 days of the date of this prospectus, including if Mr. Carney’s employment is terminated for any reason.

(11)	Reflects 28,402 restricted stock units that may be settled with shares of common stock within 60 days of the date of this prospectus if Ms. Thompson’s employment is terminated for any reason, including upon Ms. Thompson’s resignation without good reason. Does not include 222,679 additional restricted stock units that will not settle within 60 days of the date of this prospectus including, if Ms. Thompson’s employment is terminated for any reason.

(12)	Reflects 28,402 restricted stock units that may be settled with shares of common stock within 60 days of the date of this prospectus if Mr. Garcia’s employment is terminated for any reason, including upon Mr. Garcia’s resignation without good reason. Does not include 222,679 additional restricted stock units that will not settle within 60 days of the date of this prospectus, including if Mr. Garcia’s employment is terminated for any reason.

(13)	Reflects 20,285 restricted stock units that may be settled with shares of common stock within 60 days of the date of this prospectus if Mr. Nadin’s employment is terminated for any reason, including upon Mr. Nadin’s resignation without good reason. Does not include 157,203 additional restricted stock units that will not settle within 60 days of the date of this prospectus, including if Mr. Nadin’s employment is terminated for any reason.

(14)	Reflects 20,926 restricted stock units that may be settled with shares of common stock within 60 days of the date of this prospectus. Does not include 116,528 additional restricted stock units that will not settle within 60 days of the date of this prospectus.

(15)	Reflects 16,519 restricted stock units that may be settled with shares of common stock within 60 days of the date of this prospectus. Does not include 90,515 additional restricted stock units that will not settle within 60 days of the date of this prospectus.

(16)	Does not include 30,303 additional restricted stock units that will not settle within 60 days of the date of this prospectus.

(17)	Reflects 382,380 restricted stock units that may be settled with shares of common stock within 60 days of the date of this prospectus. Does not include 2,953,014 additional restricted stock units that will not settle within 60 days of the date of this prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Set forth below is a description of certain relationships and related person transactions between us or our subsidiaries and our directors, executive officers or holders of more than 5% of our voting securities.

Special Cash Dividend

In connection with and conditioned upon the consummation of this offering, we intend to declare and pay the Special Cash Dividend of approximately $1.386 per share of common stock outstanding prior to this offering (or $6.00 per share on a pre-split basis), to holders of record of our common stock on the dividend record date, or approximately $60.1 million in the aggregate. The Company’s RSU award agreements provide for dividend equivalent rights on all outstanding RSUs, which are credited to RSU holders as additional RSUs equal in value to the allocable amount of the Special Cash Dividend. Therefore, in connection with the Special Cash Dividend, we intend to issue 424,982 RSUs (or approximately 98,171 RSUs on a pre-split basis at the midpoint of the estimated offering range) to existing RSU holders as of the dividend record date, or approximately 0.09 RSUs for each outstanding RSU as of the dividend record date, pursuant to the terms of the RSU award agreements. Pursuant to the RSU award agreements, such RSUs will contain dividend equivalent rights in pari passu to shares of our common stock. We intend to fund the Special Cash Dividend with a combination of cash on hand and drawings under the Revolving Credit Facility. The record date for the Special Cash Dividend will precede the consummation of this offering, and investors in this offering will not be entitled to receive any payments or distributions in connection with the Special Cash Dividend on shares purchased in this offering.

Lone Star Warrant

Pursuant to the Reorganization, in exchange for the cancellation of existing equity interests, we issued Lone Star Fund V (U.S.), L.P. and Lone Star Fund VII (U.S.), L.P. (together with their affiliates and associates, excluding the Company and other companies that they own as a result of their investment activities, collectively “Lone Star”), a warrant entitling the holder thereof to 2,278,422 shares of common stock (the “Warrant Shares”) with an exercise price of $12.06 per share, which is exercisable at any time through May 21, 2023. Pursuant to the adjustment provisions of the warrant, on the effective date of the Special Cash Dividend, the Warrant Shares will increase to 2,574,193 shares of common stock and the exercise price will decrease to $10.68 per share. Pursuant to the terms of the warrant, upon consummation of the IPO, Lone Star will have the right to receive upon exercise for each Warrant Share cash in the amount of the initial public offering price per-share, net of the exercise price, or a total of $11,128,672 (using the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

Advisory Agreement

Prior to the Reorganization, we were a party to an asset advisory agreement (the “Advisory Agreement”) with Hudson Americas LLC, an affiliate of Lone Star Fund V (U.S.), L.P. and Lone Star Fund VII (U.S.), L.P., our previous stockholder. The Advisory Agreement was terminated as of the Emergence Date.

We had expenses of $0.4 million and $5.2 million for the 22 weeks ended May 30, 2018 and the year ended December 27, 2017, respectively, related to the Advisory Agreement. There was no expense related to the Advisory Agreement for the year ended December 25, 2019 or the 30 weeks ended December 26, 2018.

Service Agreement

Pursuant to the Reorganization, we entered into the global settlement (the “Global Settlement”), which formed a special purpose entity, SEG II, which received certain leases from us. Pursuant to the Global Settlement, we made payments of $20.0 million, $0.0 million and $15.4 million during the year ended December 25, 2019, the 30 weeks ended December 26, 2018 and the 22 weeks ended May 30, 2018, respectively.

We are a party to a service agreement with SEG II (the “Service Agreement”). Pursuant to the Service Agreement, we agree to provide maintenance services for certain of the lease premises. We are also a party to a master sublease agreement with SEG II for certain of its operating locations for no additional rent.

Stockholders Agreement

On May 31, 2018, we entered into a stockholders agreement with certain holders of our common stock (the “Stockholders Agreement”), including with the selling stockholders in the offering (or affiliates thereof) and greater than 5% stockholders. The Stockholders Agreement includes provisions relating to the election of directors to our board of directors, customary information and registration rights, stock preemptive rights, tag-along rights and drag-long rights. The Stockholders Agreement will terminate upon consummation of the IPO.

Registration Rights Agreement

In connection with this offering, we expect to enter into a registration rights agreement (the “Registration Rights Agreement”) with affiliates of Fidelity Investments, Osterweis Capital Management and Millstreet Capital Management. The Registration Rights Agreement will provide these holders (and their permitted transferees) with the right to require us, at our expense, to register the resale of shares of our common stock held by such holders under the Securities Act and, if requested, to maintain a shelf registration statement effective with respect to such shares. Each holder that is a party to the Registration Rights Agreement will also be entitled to customary “piggyback” registration rights and entitled to participate in certain registrations of our common stock under the Securities Act that we undertake. The Registration Rights Agreement will also provide that we will pay certain expenses of such holders relating to such registration and indemnify them against certain liability that may arise under the Securities Act.

Director Nominee Proposal

Following this offering, our board intends to expand the size of the board to seven and appoint an additional independent director to be proposed by Millstreet Capital Management, one of our largest stockholders. The proposed independent director will be subject to the board’s approval, not to be unreasonably withheld, based on the board’s evaluation of the experience and qualifications of such person, as well as appropriate board composition. Together with our other directors, such director will be eligible for reelection at our first annual meeting of our stockholders following this offering.

Policies and Procedures for Related Person Transactions

Our board of directors will adopt a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification by our audit committee of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

Southeastern Grocers, Inc., the issuer, has filed a registration statement (including the preliminary prospectus dated January 25, 2021) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the preliminary prospectus may be obtained from: BofA Securities, 200 North College Street, 3rd Floor, Charlotte NC 28255-0001 Attn: Prospectus Department Email: dg.prospectus_requests@bofa.com or Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526, by facsimile at (212) 902-9316 or by email at prospectus-ny@ny.email.gs.com